                                          FULL SERVICE ENERGY COMPANY

                              --------------------------------------------------
   [LOGO] Able Energy
                               PO Box 630    Rockaway, NJ 07866   (973) 625-1012
Heating Oil * Diesel * HVAC                   Fax (973 586-9866

                                        Website: www.ableenergy.com


                                                                   June 24, 2005


Mr. William Choi
Securities Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

                      RE: FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30. 2004 ABLE ENERGY, INC., FILE NO. 1-15035


Dear Mr. Choi:

     On behalf of Able Energy, Inc., ("Able" or the "Company"), we hereby respond to your letter to Mr. Christopher P. Westad of Able, dated June 2, 2005 and the facsimile transmittal of said letter from Ms. Yong Kim also dated June 2, 2005, regarding comments on the Company's Form 10-K for the fiscal year ended June 30, 2004 and Form 10-Q for the quarter ended March 31, 2005. Please note that on Friday, June 17, 2005, I contacted Ms. Kim to request an extension of time to respond to your letter. Ms. Kim granted a short extension of the Company's time to respond. Please find herein below the Company's responses to the questions set forth in your June 2, 2005 letter.

For your convenience, we have incorporated into this response letter your original requests and the Company's responses in italics, as follows:

GENERAL

   1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

          REVISIONS WILL BE INCLUDED IN FUTURE FILINGS OF ABLE ENERGY, INC. AS APPLICABLE.

   2. Please include "Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure" in your Form 10-K. Refer to the Form 10-K Official Text and Item 304(b) of Regulation S-K. Tell us if there were any such changes or disagreements during this past fiscal year.

          THERE WERE NO CHANGES IN OR DISAGREEMENTS WITH ACCOUNTANTS DURING THE PAST FISCAL YEAR. THIS SECTION WILL BE INCLUDED IN FUTURE FILINGS AS "ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE".

   3. Please include "Item 9B. Other Information: as required by SEC Release No. 33-8400 which was effective on August 23, 2004. Also refer to the Form 10-K Official Text.

          "ITEM 9B. OTHER INFORMATION" WILL BE INCLUDED IN FUTURE FILINGS.

   4. Please include all the information required by Item 9(e) of Schedule 14A in "Item 14. Principal Accountant Fees and Services" which was added by Release No. 33-8183. The new disclosure requirements were effective for annual reports for the first fiscal year ending after December 15, 2003. If you choose to incorporate this information by reference to your definitive proxy statement, please follow the procedures in paragraph G of the General Instructions to the Form-K Official Text.

          ALL INFORMATION REQUIRED BY ITEM 9(E) OF SCHEDULE 14A IN "ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES" WILL BE INCLUDED IN ALL FUTURE FORM 10-K FILINGS. THE AMOUNTS FOR THE YEAR ENDED JUNE 30, 2004 WERE AS FOLLOWS:

                  AUDIT FEES                     $88,549
                  AUDIT RELATED FEES              42,901
                  TAX FEES                        10,370
                  ALL OTHER FEES                    0.00
                                                --------
                                                $141,820
                                                ========

COVER PAGE

   5. Please revise to state the aggregate market value of voting and non-voting common equity held by non-affiliates as of the last business day of your most recently completed SECOND fiscal quarter.

          THE AGGREGATE MARKET VALUE OF THE COMMON EQUITY HELD BY NON-AFFILIATES AS OF THE END OF THE FISCAL QUARTER FOR THE YEAR ENDED JUNE 30, 2004 IS AS OF DECEMBER 31, 2003, $2,549,632, AND AS OF THE MOST RECENT SECOND FISCAL QUARTER, DECEMBER 31, 2004, THE VALUE IS $2,788,660.

SELECTED FINANCIAL DATA, PAGE 14

   6.     Please properly label this Item 6 as "Selected Financial Data"

          THIS ITEM WILL BE PROPERLY LABELED IN FUTURE FILINGS.

   7. In accordance with Item 301 of Regulation S-K, present the required selected financial data for the last FIVE fiscal years.

          THE SELECTED FINANCIAL DATA WAS PREPARED FOR THREE YEARS. IN FUTURE FILINGS IT WILL BE PREPARED FOR THE PRIOR FIVE FISCAL YEARS.

   8. Since you have reported discontinued operations in your statements of income (loss), please clearly indicate that your net income (loss) and net income (loss) per share if from continuing operations. Additionally, please clearly indicate whether your net income (loss) per share is presented on a basic or diluted basis. Refer to Item 301 of Regulation S-K.

          THE SCHEDULE ATTACHED, SELECTED FINANCIAL DATA, STATES THAT IT IS THE RESULTS OF OPERATIONS FOR CONTINUING OPERATIONS AND SUCH INDICATION WILL BE MADE IN FUTURE FILINGS. THE NET INCOME (LOSS) PER SHARE IS PRESENTED ON A BASIC BASIS.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION PAGE 15

GENERAL

   9. As required by Item 303 of Regulation S-K, please revise to include tabular disclosure of contractual obligations. In addition to the specific items required by Item 303 of Regulation S-K, please include either in the table or in a footnote to the table, estimated interest payments of your debt, commitments and any additional information that is material to understanding your cash requirements. We believe this information provides increased transparency of your cash flows. Additionally, to the extent you have any off-balance sheet arrangements, please disclose them in a separately captioned section within Managements' Discussion and Analysis (MD&A).

          IN REVIEW OF ITEM 303 OF REGULATION S-K, WE WILL INCLUDE THE REQUIRED DISCLOSURE IN FUTURE FILINGS. AS OF THE LATEST FILING, ALL ENTITIES ARE INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENT AND THERE ARE NO OFF-BALANCE SHEET ARRANGEMENTS AT THIS TIME, AND SHOULD ANY ARISE IN THE FUTURE, THEY WILL BE DISCLOSED ACCORDINGLY.

   10. Please revise to include a discussion of your critical accounting estimates. Ensure that your discussion focuses on the level of subjectivity and judgment involved in the application of your accounting policies and the likelihood that materially different amounts would be reported under different conditions or if using different assumptions. Additionally, disclosure whether you have discussed your critical accounting estimates with your audit committee.

          WE WILL REVISE THE FORMAT OF OUR MD&A TO EXPAND OUR DISCUSSION REGARDING OUR CRITICAL ACCOUNTING POLICIES AND WHETHER WE HAVE DISCUSSED CRITICAL ACCOUNTING ESTIMATES WITH OUR AUDIT COMMITTEE.

   11. With a view towards enhancing your disclosure, please review SEC Release No. 33-8350 and revise your MD&A to provide a more thoughtful, qualitative discussion regarding the quality of, and potential variability of your earnings and cash flows so that readers can ascertain the likelihood that past performance. Following are some specific revisions you should consider:

               o Consider starting your MD&A with an executive-level overview section that provides context for the remainder of the discussion.
               o Identify and discuss key performance indicators that are used to manage the business and would be material to investors.
               o Expand your discussion of the changes in financial statement line items to indicate whether the changes represent trends to continue into the future.

          WE HAVE REVIEWED SEC RELEASE NO. 33-8350 AND WILL BE GUIDED BY THE RECOMMENDATIONS THAT ARE CONTAINED THEREIN. AS SUGGESTED IN THE RELEASE, WE WILL UPON OUR NEXT FILING (FORM 10-K FOR THE YEAR ENDING JUNE 30, 2005), TAKE A REVISED APPROACH TO OUR MD&A BEGINNING WITH AN INTRODUCTORY OVERVIEW IN ORDER TO FACILITATE THE READER'S OVERALL UNDERSTANDING OF OUR COMPANY'S EXECUTIVE LEVEL PRESENTATION THROUGH THE EYES OF MANAGEMENT.

RESULTS OF OPERATIONS, PAGE 15

YEAR ENDED JUNE 30, 2004; COMPARED TO THE YEAR ENDED JUNE 30, 2003, PAGE 15

   12. To the extent material to understanding your results of operations, please expand your disclosure to include discussions of significant statement of income line items such as depreciation and amortization expense, the components of your other income (expense), provision for income taxes and gains and losses from your discontinued operations. Refer to the instructions to Item 303 (A) of Regulation S-K.

          IN FUTURE FILINGS, OUR MD&A DISCLOSURE WILL REVIEW ALL ITEMS FOR MATERIALITY IN OUR COMPARISON OF YEAR-TO-YEAR RESULTS, AND COMMENT ACCORDINGLY FOR ENHANCED READER UNDERSTANDING.

   13. When discussing selling, general and administrative expenses (SG&A) please consider indicating the total year-to-year dollar and percentage increase in addition to presenting SG&A as a percentage of sales. Furthermore, please quantify the extent to which each factor listed contributed to the overall change.

          IN DISCUSSIONS OF SG&A (SELLING, GENERAL AND ADMINISTRATIVE EXPENSES), WE WILL COMMENT ON DOLLAR AND PERCENT CHANGES IN EACH OF THE MAJOR CATEGORIES AND INCLUDE COMMENTS ON THE FACTORS THAT HAD AN IMPACT ON THE CHANGES.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 18

   14. Please expand your discussion to include any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in liquidity. Additionally describe your internal and external sources of liquidity as well as any material unused sources of liquid assets. Furthermore, with respect to capital resources, please disclose any material commitments for capital expenditures as of the end of the latest fiscal period and indicate the general purpose and anticipated source to fulfill the commitments. Refer to Item 303 of Regulation S-K.

          WE WILL HAVE DISCLOSURE IN OUR FUTURE FILINGS TO INCLUDE A DISCUSSION OF OUR NEW FINANCING AGREEMENTS AND THEIR IMPACT ON FUTURE INTEREST EXPENSE RESULTS. WE WILL EXPAND OUR DISCUSSION RELATIVE TO ANY INTERNAL AND EXTERNAL SOURCES OF LIQUIDITY IN THE MD&A SECTION OF FUTURE FILINGS.

FINANCIAL STATEMENTS

GENERAL

   15. Please provide Schedule II - Valuation and Qualifying Accounts for the activity in your allowance for doubtful accounts. Alternatively, you may provide such disclosure in the notes to the financial statements or in MD&A. See Rules 5-04 and 12-09 of Regulation S-X.

          ATTACHED IS A SCHEDULE OF THE VALUATION AND QUALIFYING ACCOUNTS FOR THE ACTIVITY IN THE ALLOWANCE FOR DOUBTFUL ACCOUNTS.

   16. Please present selected quarterly financial data as required by Item 302(a) of Regulation S-K.

          WE WILL INCLUDE SELECTED QUARTERLY FINANCIAL DATA IN FUTURE FILINGS.

CONSOLIDATED BALANCE SHEET, PAGE F-3

   17. Either revise your balance sheet to reclassify your due from officer line item as a contra-equity account or tell us why you believe it is properly reflected as an asset. Generally, loans made to management or principle owners are reflected as a contra-equity account unless repaid by such persons before the financial statements are issued and filed.

          WE WILL SHOW THIS ON OUR FUTURE FILINGS, AS A CONTRA-EQUITY ACCOUNT WHERE THE AMOUNT OWED FROM OFFICERS HAS NOT BEEN PAID BEFORE THE FINANCIAL STATEMENTS ARE ISSUED.

CONSOLIDATED STATEMENT OF INCOME, PAGE F-5

   18. We note in your business that you consider service and installation services to be an integral part of your business. To the extent that these services and/or franchise revenues account for more than 10% of net sales, please break them out separately on the face of your statements of income. Similarly, present the related costs of sales in a similar manner. Refer to Rule 5-03 of Regulation S-X.

          WE WILL CALCULATE THE PERCENTAGE OF SALES RELATED TO SERVICE AND INSTALLATION AND ALSO, THE COST RELATED THERETO, AND IF THESE AND/OR FRANCHISE REVENUES ACCOUNT FOR MORE THAN 10% OF NET SALES, THEY WILL BE BROKEN DOWN ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED JUNE 30, 2005 AND FOR EACH OF THE FISCAL YEARS PRESENTED.

   19. Please correct the 2003 weighted average number of common shares outstanding and the weighted average number of common shares outstanding assuming dilution. It appears that you have reversed the numbers of these line items.

          WE HAVE REVIEWED THIS QUESTION WITH REGARD TO THE 2003 WEIGHTED AVERAGE SHARES AND WE BELIEVE THAT THE NUMBERS ARE CORRECT AS PRESENTED, AS SHARES WITH DILUTION ARE THE GREATER NUMBER OF SHARES.

CONSOLIDATED STATEMENT OF CASH FLOWS, PAGE F-7

   20. Please reclassify your insurance proceeds as cash flows from investing activities or tell us why you believe your current classification is appropriate. Refer to footnote 5 to paragraph 16 of SFAS 95 as amended by SFAS 145.

          FOR THE FISCAL YEAR ENDED JUNE 30, 2005, THE INSURANCE PROCEEDS FROM CASH FLOWS WILL BE RECLASSIFIED AND SHOWN AS INVESTMENT ACTIVITIES AND NOT OPERATING ACTIVITIES.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

   21. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and other like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

          THE TYPE OF EXPENSES INCLUDED IN COST OF GOODS SOLD INCLUDE INBOUND FREIGHT, PURCHASING AND RECEIVING COSTS, INSPECTION COSTS, WAREHOUSING COSTS, INTERNAL TRANSFER COSTS, COST OF SERVICE AND INSTALLATION, COST OF PRODUCTS RELATED TO SERVICE AND INSTALLATION, AND ALSO INSURANCE, EMPLOYEES DIRECT SALARIES OF THE SERVICE PERSONNEL

          AND DRIVERS AND RELATED EMPLOYEE BENEFITS. THESE COSTS ARE INCLUDED AND AS SUCH OUR GROSS MARGINS ARE COMPARABLE WITH OTHER SIMILAR ENTITIES.

          THE TYPE OF EXPENSES IN SG &A ARE THE ADMINISTRATIVE SALARIES, ADVERTISING, EMPLOYEE BENEFITS RELATED TO THOSE SALARIES, INSURANCE RELATED TO SG&A, ADVERTISING, CORPORATE RELATED EXPENSES, AUTO EXPENSES RELATED TO SELLING.

PROPERTY AND EQUIPMENT, PAGE F-10

   22. Please revise to disclose specific and more meaningful ranges of estimated useful lives for each category of property and equipment.

          WE WILL REVISE THE NOTE TO SHOW MORE MEANINGFUL RANGES OF PROPERTY AND EQUIPMENT AND WILL SHOW BY CATEGORIES SUCH AS TRUCKS, FUEL TANKS, MACHINERY AND EQUIPMENT, LEASEHOLD IMPROVEMENTS, OFFICE FURNITURE AND FIXTURES, ETC.

E-COMMERCE OPERATING SYSTEM DEVELOPMENT COSTS, PAGE F-10

   23. It appears that your website development costs were capitalized by your subsidiary, PriceEnergy.com, Inc. Please tell us why you believe these capitalized costs are not impaired given the losses incurred by this subsidiary, as disclosed on page F-9. Provide us with the details of the impairment analysis you have performed or tell us why an impairment test was not deemed necessary. Refer to SFAS 144 and paragraphs 34 and 35 of SOP 98-1.

          THE NET VALUE OF THE WEB SITE AT JUNE 30, 2004 WAS $673,734. THIS IS BEING AMORTIZED OVER A PERIOD OF FIVE YEARS, AS SUCH, BY DECEMBER 31, 2005; THE VALUE WILL BASICALLY BE I.E. ZERO. THIS HAS NOT BEEN WRITTEN OFF IN TOTAL BECAUSE THE WEB SITE IS CURRENTLY IN USE AND IN DISCUSSION WITH A POSSIBLE BUYER AND HAS A GREATER VALUE THAT THE NET BOOK VALUE WHICH IS CURRENTLY ON THE BOOKS.

INTANGIBLE ASSETS, PAGE F-10

   24. Please tell us the factors, both positive and negative, which you examined in determining that your customer list is an intangible asset with an indefinite useful life and shall no longer be amortized. Unless you can demonstrate that your customer list can generate cash flows indefinitely, we would expect them to be amortized over a useful life determined under paragraph 11 of SFAS 142. We may have further comments.

          THE CUSTOMER LIST IS AN INTANGIBLE ASSET WITH AN INDEFINITE USEFUL LIFE, AS SUCH; WE HAVE CEASED AMORTIZING IT IN ACCORDANCE WITH FASB
          142. THE VALUE OF THIS CUSTOMER LIST HAS BEEN INDEPENDENTLY APPRAISED BY AN OUTSIDE PARTY FOR THE COMPANY'S CURRENT LENDER, UPS CAPITAL, AND HAS BEEN APPRAISED IN THE AREA OF $10 MILLION. THE VALUE OF THIS INTANGIBLE ASSET WHICH INCLUDES THOUSANDS OF CUSTOMERS HAS AN INFINITE USEFUL LIFE.

FAIR VALUE OF FINANCIAL INSTRUMENTS, PAGE F-12

   25.    Please disclose the fair value of your long-term debt. Refer to SFAS
          107.

          THE FAIR VALUE OF OUR LONG-TERM DEBT IS SHOWN ON PAGE F-21, NOTE 6 OF THE FINANCIAL STATEMENTS.

NOTE 4. NOTES PAYABLE BANK, PAGE F-16

   26. Please definitively state whether you are or are not in compliance with each covenant enumerated in your loan facility with UPS Capital Business Credit.

          WE ARE IN COMPLIANCE WITH EACH COVENANT OF THE AGREEMENT WITH UPS CAPITAL BUSINESS CREDIT. IN THE FUTURE, THIS DISCLOSURE WILL BE ADDED TO THE RELATED FINANCIAL STATEMENT NOTE.

NOTE 7. INCOME TAXES, PAGE F-22

   27. Please include a reconciliation of your income tax expense from the amount that would result from applying the domestic federal statutory tax rate. Refer to paragraph 47 of SFAS 109.

          NOTE 7 SHOWS THE AFFECT OF THE FEDERAL STATUTORY TAX RATE. WE WILL PRESENT THIS INFORMATION IN GREATER DETAIL IN FUTURE FILINGS.

NOTE 10. COMMITMENTS AND CONTINGENCIES, PAGE F-25

   28. Please explain your basis for deferring incurred costs of $102,956 when you have not received approval for reimbursement.

          THE AMOUNT OF $102,956 IS FUNDS, WHICH HAVE BEEN EXPENDED BY US RELATED TO THE BETTERMENT OF THE PROPERTY AT ROUTE 46 UNDER ORDER OF THE NEW JERSEY DEP. THE FUNDS RECEIVED FROM A PRIOR TENANT HAVE BEEN HELD IN ESCROW BY THE ATTORNEY WHO WILL BE REFUNDING THIS AMOUNT TO US, AS SUCH, THESE ITEMS HAVE BEEN HELD AS PREPAID.

   29. To the extent it is reasonably possible you will incur losses related to the Hicks vs. Able Energy, Inc. lawsuit, the Merriam Gateway vs. Able Energy Inc. lawsuit, the Courtright v. Able Energy, Inc lawsuit. the Scholz v. Able Energy Inc. lawsuit or any other claim that your insurance carrier may not cover, please provide the applicable disclosures in accordance with SFAS 5 including the amount or range of reasonably possible losses. Alternatively, if no losses are believed to be reasonably possible, please state this in your disclosure. See also the guidance provided in SAB Topic 5:Y and SOP 96-1.

          IN DISCUSSIONS WITH ATTORNEYS DEALING WITH THESE SUITS AT THIS TIME, NO CURRENT AMOUNT OF LOSSES ARE AVAILABLE. THE ATTORNEYS FEEL THAT THESE CASES HAVE NOT PROGRESSED FAR ENOUGH TO DETERMINE ANY POTENTIAL LOSSES. WE WILL MAKE THIS CLEAR IN OUR FILING FOR THE YEAR ENDED JUNE 30, 2005.

NOTE 15. STOCK OPTION PLANS, PAGE F-30

   30. Please revise your disclosure to include all applicable disclosures under SFAS 123, as amended by SFAS 148. Your current disclosure and rollfoward of stock option plans is not sufficient in this regard. You should also disclose whether you use the intrinsic value method or the fair value method of accounting for stock options. Additionally, please ensure the mathematical accuracy of your rollfoward of stock options and that the rollfoward reflects all activity between each fiscal year-end period presented.

          THERE WAS NO ACTIVITY IN THE STOCK OPTIONS FOR THE COMPLETE FISCAL YEAR ENDED JUNE 30, 2004, AS SUCH; THE AMOUNT OF THE OUTSTANDING OPTIONS REMAINS THE SAME AS THEY WERE AS OF JUNE 30, 2003 AND EVEN FOR THE YEAR ENDED JUNE 30, 2002. WE WILL, IN THE FUTURE, ELABORATE ON THE FAIR VALUE METHOD USED FOR ACCOUNTING FOR STOCK OPTIONS.

NOTE 20. BUSINESS SEGMENT INFORMATION, PAGE F-32

   31. Disclosures within your "Business" section indicate that you sell several types of products and provide services. Please revise your filing to provide revenue disclosures by product group and services. Your disclosures suggest that revenue should be disclosed for the following product groups and services:

          -    Home heating oil
          -    Gasoline, diesel fuel, kerosene, propane and lubricants
          -    Equipment sales and services
          -    Installation repairs and services

          WE WILL PROVIDE SEGMENT INFORMATION RELATED TO THE REVENUES FOR HOME HEATING OIL AS ONE CATEGORY, DIESEL FUEL, KEROSENE, PROPANE AS A CATEGORY, EQUIPMENT SALES AND SERVICES, INSTALLATION OF REPAIRS AND SERVICES, AND ANY OTHER CATEGORIES WHICH WE DEEM MATERIAL IN SEGMENT PRESENTATION IN FUTURE FILINGS.

If you believe that other product and/or service categories are more appropriate, please advise. Refer to paragraph 37 of SFAS 131.

NOTE 22. SALE OF SUBSIDIARY, PAGE F-32

   32. Your disclosure indicates that $394,500 is classified as "other income" in your statement of income. However, we note that your statement of income shows a zero balance for "other income" for all periods presented. Please reconcile this difference for us.

          THE AMOUNT OF $394,500, WHICH IS OTHER INCOME, IS INCLUDED IN THE DISCONTINUE OPERATIONS, WHICH IS SHOWN AS ONLY A NET INCOME OR LOSS FIGURE, AS SUCH, IT IS NOT SHOWN SEPARATELY ON THE FINANCIAL STATEMENTS.

EXHIBITS, LIST AND REPORTS ON FORM 8-K

   33.    Please re-number Item 14 as Item 15. Refer to SEC Release No. 33-8238.

          WE WILL RE-NUMBER THESE ITEMS ON FUTURE FILINGS.

EXHIBIT 21.1

   34. Please update Exhibit 21.1 or otherwise explain to us why this listing does not include subsidiaries such as PriceEnergy and why it includes Able Propane L.L.C, which was sold during the year.

   EXHIBIT 21.1 HAS BEEN FILED UNAMENDED SINCE 1998 WHEN ABLE ENERGY FILED ITS FIRST PROXY WITH THE S.E.C. IN FUTURE FILINGS,EXHIBIT21.1 WILL INCLUDE THE FOLLOWING SUBSIDIARIES WITH APPLICABLE UPDATES:

               ABLE OIL CO.
               ABLE ENERGY NEW YORK, INC.
               ABLE MELBOURNE, INC.
               PRICEENERGY.COM INC.
               PRICEENERGY.COM FRANCHISING, INC.
               ABLE ENERGY TERMINAL, LLC

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2005

COVER PAGE

   35. You have indicated on your cover page that you are an accelerated filer. Please either confirm this and provide us with your market value calculation as defined in Rule 12b-2 of the Securities Exchange Act of 1934 or correct your cover page going forward.

     THE INDICATION ON THE COVER PAGE AS AN ACCELERATED FILER IS INCORRECT; THE ANSWER TO THIS SHOULD BE NO, THIS WILL BE CORRECTED IN FUTURE FILINGS.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 22

RESULTS OF OPERATIONS, PAGE 22

THREE AND NINE MONTHS ENDED MARCH 31, 2005, COMPARED TO THE THREE AND NINE MONTHS ENDED MARCH 31, 2004, PAGE 22

   36. Please expand your disclosure to include a discussion of changes in period-to-period revenues, gross profit margin and selling, general and administrative expenses for three months ended March 31, 2005 compared to the three months ended March 31, 2004.

     IN FUTURE FILINGS, A DISCUSSION OF THE CHANGES IN PERIOD TO PERIOD REVENUES, GROSS PROFIT MARGIN AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, WILL BE INCLUDED, AS WELL AS THE PERCENTAGES.

In connection with responding to the Commissions comments as set forth above, the Company acknowledges the following:

   1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

   2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mr. Chris Westad or the undersigned with any questions or comments on the above.

                                                    Sincerely,

                                                    /s/ Gregory D. Frost

                                                    Gregory D. Frost, Esq.

cc: Mr. Chris Westad

                             SELECTED FINANCIAL DATA


ITEM 8

The following selected financial data should be read in conjunction with the Consolidated Financial Statements, including the related notes, and "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                   FOR THE YEAR ENDED JUNE 30,
                                                           2004                2003                  2002
                                                           ----                ----                  ----
RESULTS OF OPERATION DATA -
---------------------------
      CONTINUING OPERATIONS
      ---------------------
Sales                                                   $42,882,327         $43,409,488          $24,851,039
Gross Profit                                              5,614,858           6,504,093            4,273,819
Operating Income (Loss)                                 (1,971,745)             328,463          (1,852,533)
Net Income (Loss)                                       (2,700,102)              53,322          (1,947,539)
Net Income (Loss) Per Share                                  (1.34)                 .03                (.97)
Depreciation and Amortization                             1,152,906           1,070,046            1,027,144
Interest Expense                                            576,578             435,992              281,994
Weighted Average Number of Shares Outstanding             2,013,250           2,012,702            2,001,332


BALANCE SHEET DATA
------------------

Cash                                                    $ 1,309,848         $   400,033          $   258,560
Current Assets                                            5,577,508           5,504,366            3,086,136
Current Liabilities                                       5,320,953           5,508,829            5,559,680
Total Assets                                             12,443,695          12,612,582           10,477,891
Long-Term Liabilities                                     3,724,691           3,616,461            1,657,071
Total Stockholders' Equity                                3,398,051           3,487,292            3,261,140


Note: The results of operation data for the years ended June 30, 2003 and June 30, 2002 have been adjusted to reflect the discontinued operations of Able Propane, LLC (see financial statement Note 23).

ITEM 15

----------------------------------------------------- ------------------- --------------- ----------------- ----------------
                   ABLE ENERGY, INC.                       BALANCE AT        CHARGE TO       WRITE-OFFS        BALANCE AT
           VALUATION AND QUALIFYING ACCTS.                BEGINNING OF        BAD DEBT       CHARGED TO          END OF
                     DESCRIPTION                             PERIOD           EXPENSE        ALLOWANCE           PERIOD
----------------------------------------------------- ------------------- --------------- ----------------- ----------------
Fiscal Year
-----------
   2004   Allowance for Doubtful Accounts                        279,913         109,372           197,063          192,222

   2003   Allowance for Doubtful Accounts                        242,358         164,762           127,207          297,913

   2002   Allowance for Doubtful Accounts                        209,927          52,126            19,695          242,358
----------------------------------------------------- ------------------- --------------- ----------------- ----------------